Exhibit 99.3

	☐	¢

INTERXION HOLDING N.V.

PROXY CARD

Annual General Meeting of Shareholders

June 29, 2011

(Solicited on Behalf of the Board of Directors)

The undersigned shareholder of InterXion Holding N.V. hereby constitutes and appoints each of David C. Ruberg and Jaap Camman as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place and stead of the undersigned at the Annual General Meeting of Shareholders of InterXion Holding N.V. (the “Company”) to be held at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, on Wednesday, June 29, 2011 at 15:00 Amsterdam time (CET), and at any adjournments thereof, the number of votes the undersigned would be entitled to cast if present.

(Continued and to be signed on the reverse side)

¢	14475 ¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERXION HOLDING N.V.

June 29, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at www.interxion.com

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

”  Please detach along perforated line and mail in the envelope provided.  ”

¢ 00033300333303303000 5	062911

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

Said attorneys and proxies, or their substitutes, at said meeting, or any adjournments thereof, may exercise all of the powers hereby given. Any proxy heretofore given is hereby revoked.
Receipt is acknowledged of the Notice of Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

			FOR	AGAINST	ABSTAIN
1.	Proposal to adopt € (Euro) as the official currency for our Dutch statutory annual accounts for the financial year 2010.		☐	☐	☐

2.	Proposal to adopt our Dutch statutory annual accounts for the financial year 2010.		☐	☐	☐

3.	Proposal to discharge the members of our Supervisory Board and our Management Board from certain liability for the financial year 2010.		☐	☐	☐

4.	Proposal to re-appoint and appoint non-executive directors, as described in the proxy statement:

	A.	Proposal to re-appoint Paul Schröder as non-executive director.	☐	☐	☐

	B.	Proposal to appoint David Lister as non-executive director.	☐	☐	☐

5.	Proposal to make certain adjustments to the compensation package of our Chief Executive Officer and Executive Director, David C. Ruberg, as described in the proxy statement.		☐	☐	☐

6.	Proposal to appoint KPMG Accountants N.V. to audit our annual accounts for the financial year 2011.		☐	☐	☐

7.	Proposal to adopt English as the official language and € (Euro) as the official currency for our Dutch statutory annual accounts for the financial year 2011 and onwards.		☐	☐	☐

8.	Proposal to provide a compensation package to our Non-Executive Directors, as described in the proxy statement.		☐	☐	☐

9.	In the attorney’s discretion, upon such other matters as may properly come before the meeting.

Signature of Stockholder	Date:	Signature of Stockholder	Date:

¢	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	¢